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[LOGO OF SUTHERLAND]         1275 Pennsylvania Avenue, NW         ATLANTA
                             Washington, DC 20004-2415            AUSTIN
                             202.383.0100   Fax 202.637.3593      HOUSTON
                             www.sutherland.com                   NEW YORK
                                                                  TALLAHASSEE
                                                                  WASHINGTON DC

W. THOMAS CONNER
DIRECT LINE: 202.383.0590
E-mail: thomas.conner@sutherland.com

                                October 27, 2009

VIA ELECTRONIC MAIL AND EDGAR CORRESPONDENCE SUBMISSION
-------------------------------------------------------

Alison White, Esq.
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-8629

     Re:  MetLife Investors USA Insurance Company
          MetLife Investors USA Separate Account A
          File Nos. 333-161443 and 811-3365

Dear Ms. White:

On behalf of MetLife Investors USA Insurance Company (the "Company") and its separate account, MetLife Investors USA Separate Account A (the "Separate Account") we are providing the Company's responses to your comments of October 26, 2009 in connection with the above-referenced initial registration statement filed on August 19, 2009 for certain individual single premium deferred variable annuity contracts issued by the Company through the Separate Account (the "Contract"). Each of the Staff's comments is set forth below, followed by the Company's response.

1. COMMENT: Please highlight the statement on page 5 that reads: "an excess withdrawal that reduces the contract value to zero will terminate the contract."

     RESPONSE: The Company revised the prospectus to highlight the statement on page 5 that reads: "an excess withdrawal that reduces the contract value to zero will terminate the contract."

2.   COMMENT: The Staff would like to take back original comment 5 which stated:
     "Please remove the .32% fee for the Fidelity VIP Money Market Portfolio from the portfolio expenses table, since the investment option is available only during the free look period." The Staff reconsidered this comment and decided that it makes more sense to go back to the way the Company originally had it. That is, include the charge for the

                                                 SUTHERLAND ASBILL & BRENNAN LLP

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Alison White, Esq.
October 27, 2009
Page 2

     Fidelity VIP Money Market Portfolio in the portfolio expenses table and in the detail and also include in the notes that a contract owner cannot choose to invest his money in the Fidelity VIP Money Market Portfolio.

     RESPONSE: The Company revised the prospectus to include the charge for the Fidelity VIP Money Market Portfolio in the portfolio expenses table and in the detail. The Company also included in the notes that contract owner cannot choose to invest his money in the Fidelity VIP Money Market Portfolio.

3. COMMENT: On page 46, please change the cross reference in the last sentence in example 3 to page 23 (instead of page 14).

     RESPONSE: The Company revised the prospectus to correct the cross reference.

4. COMMENT: Please reconcile the statement on page 5 that reads: "You should purchase this Contract only if you are buying it for the GWB feature" with the statement on page 24 that reads: "At any time during the accumulation phase, you can elect to annuitize under current annuity rates. This may provide higher income amounts if the current annuity option rates applied to the contract value on the annuity date exceed the GWB Amount payments." In addition, please add prospectus disclosure explaining why a contract owner would choose to receive withdrawals under the GWB feature as opposed to annuitizing.

     RESPONSE: The Company revised the prospectus to delete the statement on page 5 that reads: "[y]ou should purchase this Contract only if you are buying it for the GWB feature." In addition, the Company added the following disclosure in the GWB section: "You have the option of receiving withdrawals under the GWB feature or receiving payments under an annuity income option. You should consult with your registered representative when deciding how to receive income under this contract. In making this decision, you should consider many factors, including the relative amount of current income provided by the two options, the potential ability to receive higher future payments through potential increases to the GWB Value (as described below), your potential need to make additional withdrawals in the future, and the relative values to you of the death benefits available prior to and after annuitization."

                                                 SUTHERLAND ASBILL & BRENNAN LLP

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Alison White, Esq.
October 27, 2009
Page 3

                                      * * *

We hope you will find these responses satisfactory. If you have any questions or comments, please contact the undersigned at (202) 383-0590 or Lisa Flanagan at
(202) 383-0873.

                                                    Sincerely,


                                                    /s/ W. Thomas Conner
                                                    ----------------------------
                                                    W. Thomas Conner

cc:  Michele Abate, Esq.
     John Towers, Esq.
     Lisa Flanagan, Esq.

                                                 SUTHERLAND ASBILL & BRENNAN LLP